Fundrise Growth eREIT VII, LLC

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

November 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT VII, LLC Offering Statement on Form 1-A File No. 024-12531

Dear Staff of the Division of Corporation Finance:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Fundrise Growth eREIT VII, LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No.  024-12531), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2024. The Company hereby represents to the Commission that no securities have been sold under this Offering Statement. The Company is withdrawing the Offering Statement due to a clerical error and intends to file an amendment on Form 1-A.

If you have any questions please do not hesitate to contact Bjorn J. Hall at (202) 584-0550 or David Roberts at (617) 570-1039.

Sincerely,

/s/ Bjorn J. Hall
Bjorn J. Hall, General Counsel and Secretary

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Benjamin St. Angelo, Senior Corporate Counsel
Rise Companies Corp.

David Roberts, Esq.
Goodwin Procter LLP